UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 14, 2003


                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE


                                     INDEX

Description

1.  Press release dated May 14, 2003  -  AGM Statement

                                                                     14 May 2003


                         BUNZL ANNUAL GENERAL MEETING


In a statement at today's AGM, Anthony Habgood, Chairman of Bunzl plc, said that, in what continues to be a tough economic environment internationally, current trading remains resilient. He indicated that robust volume growth was continuing in Bunzl's major businesses and that, while the general state of the global economy made the future trends of pricing uncertain, prices of many petrochemical based products, particularly in the US, had risen in March and April from very low levels at the start of the year. He went on to say that the volatility and weakness of the dollar compared to the first half of 2002 was influencing the sterling translation of trading results.

He reiterated the statement made at the time of the announcement of the 2002 results that the combination of good volume growth, Bunzl's strong position in the markets in which it operates and the continuing pipeline of potential acquisitions within its area of focus gives the Board confidence that the underlying prospects of the Group are good and that, at constant exchange rates, the business will continue to develop satisfactorily.



Enquiries

Bunzl plc:                                        Finsbury:
Anthony Habgood, Chairman                         Roland Rudd
David Williams, Finance Director                  Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BUNZL PLC


Date:  May 14, 2003                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman